SECUR 06002416 SION

PB 3/8 AH 3/20

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KDC Merger Arbitrage Master Fund, CV

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue - Suite 1000
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C. 203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glen M. Friedman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KDC Merger Arbitrage Master Fund, CV, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN L. BAUER
Notary Public - State of New York
No. 01BA6125558
Qualified in New York County
My Comm. Expires Apr. 18, 2009

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required By SEC Rule 17a-5

To the Partners of KDC Merger Arbitrage Master Fund, CV

In planning and performing our audit of the financial statements and supplemental schedule of KDC Merger Arbitrage Master Fund, CV (the "Partnership") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess

PRICEWATERHOUSECOOPERS

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and Partnership assets, including securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2006

KDC Merger Arbitrage Master Fund, CV

Statement of Financial Condition
December 31, 2005

KDC Merger Arbitrage Master Fund, CV
Index
December 31, 2005

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Partners of KDC Merger Arbitrage Master Fund, CV

In our opinion, the accompanying statement of financial condition, including the condensed schedule of investments, presents fairly, in all material respects, the financial position of KDC Merger Arbitrage Master Fund, CV (the "Partnership") at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2006

KDC Merger Arbitrage Master Fund, CV
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	537
Securities owned, held by the clearing broker, at fair value		26,928,898
Receivable from brokers and dealers		5,340,611
Unrealized gain on contracts for differences, at fair value		28,886
Dividends receivable		4,396
Other assets		170,589
Total assets	$	32,473,917
Liabilities and Partners' Capital		
Securities sold, but not yet purchased, at fair value	$	11,111,999
Redemptions payable		4,905,827
Dividends payable		7,106
Accounts payable and other liabilities		100,742
Total liabilities		16,125,674
Partners' capital		16,348,243
Total liabilities and partners' capital	$	32,473,917

The accompanying notes are an integral part of this financial statement.

KDC Merger Arbitrage Master Fund, CV
Condensed Schedule of Investments
December 31, 2005

Shares, No. of Contracts or Principal Amount	Description	Fair Value	Percent of Partners' Capital
	Securities Owned		
	Common Stocks		
	United States		
	Appliances	$ 446,034	2.73 %
	Application Software	559,977	3.42 %
	Banks	1,695,134	10.37 %
	Computers and Computer Services	928,622	5.68 %
	Dialysis Centers		
27,300	Renal Care Group Inc.	1,291,563	7.90 %
	Finance		
75,100	MBNA Corporation	2,038,965	12.47 %
30,700	WestCorp	2,044,927	12.51 %
	Other	327,445	2.00 %
	Footwear		
13,900	Reebok International Ltd.	809,397	4.95 %
	Insurance		
31,000	Jefferson Pilot Corporation	1,764,830	10.79 %
	Other	486,487	2.98 %
	Medical/Pharmaceutical		
44,300	Guidant Corporation	2,868,425	17.55 %
23,900	Inamed Corporation	2,095,552	12.82 %
30,700	IVAX Corporation	961,831	5.88 %
	Military Electronics		
34,100	Engineered Support Systems Inc.	1,419,924	8.69 %
	Multimedia	594,704	3.64 %
	Nursing Homes	556,659	3.40 %
	Oil Exploration & Production		
20,400	Burlington Resources Inc.	1,758,480	10.76 %
27,300	Vintage Petroleum Inc.	1,455,909	8.91 %
	Retail - Apparel	129,404	0.79 %
	Telecommunications		
41,500	Nextel Partners Inc.	1,159,510	7.09 %
44,400	Telewest Global Inc.	1,057,608	6.47 %
	Therapeutics	219,198	1.34 %
	Total United States (cost $25,678,384)	26,670,585	163.14 %
	Canada		
	Retail - Department Store (cost $105,325)	105,208	0.64 %
	Total common stocks (cost $25,783,709)	$ 26,775,793	163.78 %

KDC Merger Arbitrage Master Fund, CV
Condensed Schedule of Investments
December 31, 2005

Shares, No. of Contracts or Principal Amount	Description		Fair Value	Percent of Partners' Capital
	Exchange Traded Equity Options			
	United States			
	Footwear			
100	Reebok International Ltd. Jan. 2006 50 Call	$	83,500	0.51 %
	Lottery Services		10,275	0.06 %
	Medical Instruments			
68	Guidant Corporation Jan 2006 65 Call		14,110	0.09 %
	Telecommunications		45,220	0.28 %
	Total exchange traded equity options (cost $153,667)		153,105	0.94%
	Total securities owned (cost $25,937,376)	$	26,928,898	164.72 %
	Securities Sold, but Not Yet Purchased			
	Common Stocks			
	United States			
	Aerospace/Defense Equipment	$	(211,593)	(1.29)%
	Banks			
(37,607)	Bank of America Corporation		(1,735,563)	(10.62)%
(45,435)	Wachovia Corporation		(2,401,694)	(14.69)%
	Other		(576,817)	(3.53)%
	Computers		(201,959)	(1.23)%
	Insurance			
(25,699)	Lincoln National Corporation		(1,362,818)	(8.34)%
	Medical/Pharmaceutical			
(11,176)	Allergan Inc.		(1,206,561)	(7.38)%
	Other		(560,119)	(3.43)%
	Oil - Integrated			
(14,712)	ConocoPhillips		(855,944)	(5.23)%
(11,494)	Occidental Petroleum Corporation		(918,141)	(5.62)%
	Telecommunications		(348,365)	(2.13)%
	Utility		(723,747)	(4.43)%
	Total common stocks (proceeds $10,523,765)	$	(11,103,321)	(67.92)%

KDC Merger Arbitrage Master Fund, CV
Condensed Schedule of Investments
December 31, 2005

Shares, No. of Contracts or Principal Amount	Description		Fair Value	Percent of Partners' Capital
	Exchange Traded Equity Options			
	United States			
	Lottery Services	$	(1,028)	(0.01)%
	Telecommunications		(7,650)	(0.04)%
	Total exchange traded equity options (proceeds $17,390)		(8,678)	(0.05)%
	Total securities sold, but not yet purchased (proceeds $10,541,155)	$	(11,111,999)	(67.97)%
	Contracts for Differences			
	Canada	$	2,717	0.02%
	United Kingdom		19,758	0.12%
	United States		6,411	0.04%
		$	28,886	0.18%

The accompanying notes are an integral part of this financial statement.

1. Organization and Activities

KDC Merger Arbitrage Master Fund, CV ("the Partnership", formerly known as KD Offshore Fund, C.V.) is a Netherlands Antilles limited partnership formed on January 1, 1996 to engage in risk arbitrage investing (i.e., investing in the securities of public companies which are the subjects of announced mergers) and the related trading of securities and options. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc.

The General Partner of the Partnership is Kellner DiLeo Cohen & Co., LLC ("KDC"), a Delaware limited liability company. The Investment Manager of the Partnership is KDC Merger Arbitrage Fund, LP ("KDCMA"), a Delaware limited partnership.

2. Significant Accounting Policies

Basis of Presentation

The Partnership's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Securities Transactions

Financial instruments, including options, are recorded at fair value. Purchases and sales of financial instruments are recorded on a trade-date basis. Dividends on securities owned and dividends on securities sold, but not yet purchased, are recognized on the ex-dividend date.

Securities which are listed on a national securities exchange are valued by the Partnership at their last sale price on the date of valuation, or, if no sales occurred on that date, at the mean "bid" and "asked" prices on that date. Securities which are not listed are valued by the Partnership at their last closing "bid" price if held "long" and last closing "asked" price if held "short." Investments for which quotations are not readily available or whose quotes are deemed to be inappropriate by the General Partner, are valued at estimated fair value as determined in good faith by the General Partner, based on, among other things, the type of investment or underlying investment, marketability (or absence thereof), cost and quotations from outside brokers. The fair value of financial instruments determined by the General Partner is based upon available information and is not necessarily indicative of an amount that the Partnership could realize in a current transaction. Because of the inherent uncertainty of valuation for these investments, the estimated fair value may not necessarily represent amounts that might be ultimately realized, since such amounts depend on future circumstances, and the difference could be material.

Foreign Currency Translation

The accounts of the Partnership are maintained in U.S. dollars. Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign currency exchange rates.

Income Taxes

No provision for federal, state, and local income taxes has been made as individual partners are responsible for their own tax payments on their proportionate share of the Partnership's taxable income.

Redemptions Payable
The Partnership changed its method of recognizing redemptions in 2005 in conjunction with its adoption of FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, as effected by FASB Staff Position No. FAS 150-3. Redemptions, whether expressed as dollars or shares, are recognized as liabilities, net of the incentive allocation, when each of the dollar and share amounts requested in the redemption notice become fixed, which generally occurs on the last day of a fiscal period. As a result, redemptions paid after the end of the year, but based upon year-end net asset values, are reflected as redemptions payable at December 31, 2005. Redemption notices received for which the dollar and share amounts are not fixed remain in capital until the net asset value used to determine the redemption and share amounts are determined.

Clearing Agreement
The Partnership clears all of its securities through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Partnership and the clearing broker, the clearing broker has the right to charge the Partnership for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Partnership has no maximum amount and applies to all trades executed through the clearing broker, the Partnership believes that there is no determinable amount assignable to this right. At December 31, 2005, the Partnership has recorded no liabilities with regard to this right.

In addition, the Partnership has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Partnership monitors the credit standings of the clearing broker and all counterparties with which it conducts business.

Use of Estimates and Indemnifications
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

In the normal course of business, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

3. Receivable from Brokers and Dealers

Receivable from brokers and dealers includes balances on account with one clearing broker and amounts due for unsettled trades in securities and derivative contracts. The Partnership is subject to credit risk to the extent that the broker may be unable to fulfill its obligations either to return the Partnership's securities or repay amounts owed. This risk is mitigated by the fact that the Partnership's accounts are carried by the broker as customer accounts, as defined, and are therefore afforded certain protection under Securities and Exchange Commission rules with regard thereto and under the Securities Investor Protection Corporation's insurance program and supplemental insurance programs maintained by such broker.

4. Securities Owned Held by the Clearing Broker and Securities Sold, but Not Yet Purchased

As all of the Partnership's securities owned are deposited with a clearing broker, the clearing broker has the right to re-hypothecate the securities. Accordingly, these securities are shown as securities owned, held by the clearing broker, on the statement of financial condition.

Securities sold, but not yet purchased, represent obligations of the Partnership to deliver specified securities at the contracted prices and thereby create a liability to repurchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet market risk, as the Partnership's ultimate obligation to satisfy securities sold, but not yet purchased, may exceed the amount recognized in the financial statements.

5. Financial Instruments

In the normal course of its business, the Partnership enters into financial transactions where the potential loss due to market risk and credit risk exceeds the related amounts recorded. Market risk is the potential loss the Partnership may incur as a result of changes in the fair value of a particular financial instrument. Credit risk is the possibility that a loss may occur from the failure of a counterparty to make payments according to the terms of a contract. The Partnership's exposure to credit risk at any point in time is represented by the fair value of the contracts reported as assets at such time.

The Partnership enters into transactions in derivative financial instruments with varying degrees of off-balance sheet risk as part of its normal proprietary trading activities and in order to reduce its exposure to market risk in connection with these activities. The values of these instruments are a function of the underlying securities values, volatilities and interest rates. These transactions include the purchases and sales of equity option contracts. A buyer of an option has the right to purchase (in the case of a call option) or sell (in the case of a put option) a specified quantity of a specific financial instrument at a specified price prior to or on a specified expiration date. A writer of an option is exposed to the risk of loss if the market price of the underlying financial instrument declines (in the case of a put option) or increases (in the case of a call option). A writer of a call option can never profit by more than the premium paid by the buyer, but can lose an unlimited amount.

The Partnership may enter into contracts for differences ("CFD's") as part of its investment strategies. A CFD is an agreement between two parties to exchange the difference between the opening price and the closing price of an underlying security, at the close of the contract, multiplied by the number of shares specified within the contract. Such transactions are stated at fair value and are subject to margin and collateral requirements as stipulated by the counterparty. Net unrealized gains are reported as an asset and net unrealized losses are reported as a liability on the statement of financial condition.

A summary of the fair value of the Partnership's derivative financial instruments follows:

	Fair Value as of December 31, 2005	
	Long	Short
Equity options	$ 153,105	$ (8,678)
Contracts for differences	28,886	-

6. Management and Administration Agreements

The Partnership has appointed KDCMA to serve as the investment adviser. The Partnership pays the investment adviser, through the General Partner, a fee for portfolio management services at the rate of 1.5% per annum, payable quarterly in arrears, based on the capital account balances of all limited partners of the Partnership.

KDCMA also provides administrative services to the Partnership. KDCMA is reimbursed for all expenses incurred in connection with the provision of services to the Partnership. As stipulated in the KDCMA service agreement, KDCMA receives a monthly fee based upon the monthly partners' capital of the Partnership subject to an annual minimum of $33,000.

7. Units

The Partnership defined the unit per limited partner to have a value of $50.00 at the inception of the Partnership. As of December 31, 2005, the total number of units assigned to the limited partners is 134,262.85 (after taking into account redemptions payable - See Note 2), with a net asset value of $121.68 per unit.

8. Related Party Transactions

KDCMA provides investment management and administrative services to the Partnership. The General Partner of KDCMA is also the General Partner of the Partnership.

At December 31, 2005, approximately $9.1 million of partners' capital relates to an investment by a company organized and managed by the General Partner, where all of the shareholders are unaffiliated investors.

Redemptions payable as of December 31, 2005 include $157,622 payable to the General Partner.

9. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1 or "the Rule"), which requires the maintenance of minimum net capital. The Partnership has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital, as defined, of $250,000. At December 31, 2005, the Partnership has net capital of $10,295,307 which exceeds the requirements by $10,045,307.

Capital withdrawals expected within the six months following December 31, 2005 are approximately $4.4 million.

The Partnership claims exemption under the exemptive provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii), since it has no customer accounts.